UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-38631

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

22F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China 100016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

On December 21, 2021, Glory Star New Media Group Holdings Limited (the “Company”) issued a press release announcing the results of its 2021 Annual General Meeting, which was held on December 18, 2021, in Beijing, China. At the 2021 Annual General Meeting, the Company’s shareholders: (1) re-elected Messrs. Yong Li and Bing Zhang as Class II directors of the Company until the 2024 annual general meeting of the Company or until their respective successors are duly appointed and qualified, and (2) ratified the appointment of Assentsure PAC as the independent registered public accounting firm of the Company for the financial year ending December 31, 2021.

A copy of the press release is attached hereto as Exhibit 99.1.

Incorporation by Reference

This report and Exhibit 99.1 to this Form 6-K shall be deemed to be incorporated by reference in the registration statements of on Form S-8 (File No. 333-237788) and on Form F-3 (File No. 333-248554), each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

Exhibit Index

Exhibit	Exhibit Description

99.1	Press Release, dated December 21, 2021, regarding results of 2021 Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Glory Star New Media Group Holdings Limited

	By:	/s/ Bing Zhang
	Name: Title:	Bing Zhang Chief Executive Officer

Dated: December 21, 2021

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